FirstEnergy Transmission, LLC

5001 NASA Boulevard

Fairmont, West Virginia 26554

December 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Brad Skinner

Office of Energy & Transportation

Re:	FirstEnergy Transmission, LLC

Registration Statement on Form S-4

File No. 333-282554

Dear Mr. Skinner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FirstEnergy Transmission, LLC hereby requests acceleration of the effective date of the above-referenced Registration Statement so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on December 20, 2024, or as soon as practicable thereafter.

Please contact Erin E. Martin of Morgan, Lewis & Bockius LLP at (202) 739-3000 with any questions you may have concerning this request.

FIRSTENERGY TRANSMISSION, LLC

By:	/s/ Joseph M. Storsin, Jr.
Name: Joseph M. Storsin, Jr.
Title: Vice President, Finance

cc:	Erin E. Martin, Esq. (Morgan, Lewis & Bockius LLP)